SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                       AMERICAN BINGO & GAMING CORPORATION
                       -----------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                           9,910590 SHARES OUTSTANDING
                         (TITLE OF CLASS OF SECURITIES)

                                    024596108
                                 (CUSIP NUMBER)

                                 JEFFREY L MINCH
                            816 CONGRESS AVENUE #1250
                               AUSTIN, TEXAS 78701
                                  512-476-5141
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 4 DECEMBER 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), RULE 13D-1(F) OR RULE 13D-1(G), CHECK THE FOLLOWING BOX: [ ] - BOX NOT CHECKED.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP  NO.:  024596108

1.  NAMES  OF  REPORTING  PERSONS:  JEFFREY  L  MINCH
IRS  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY):  NOT APPLICABLE
--------------------------------------------------------------------------------
2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
(A)  [  ]  -  BOX  NOT  CHECKED
(B)  [  ]  -  BOX  NOT  CHECKED
--------------------------------------------------------------------------------
3.  SEC  USE  ONLY

--------------------------------------------------------------------------------
4.  SOURCE  OF  FUNDS:  PERSONAL  FUNDS  -  "PF."
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) [ ] OR 2 (E) [ ] - NEITHER BOX CHECKED
--------------------------------------------------------------------------------
6.  CITIZENSHIP:  UNITED  STATES
--------------------------------------------------------------------------------
NUMBER  OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH:
                       7. SOLE VOTING  POWER:                    852,600  SHARES
                       ---------------------------------------------------------
                       8.  SHARED  VOTING  POWER:                      0  SHARES
                       ---------------------------------------------------------
                       9.  SOLE  DISPOSITIVE  POWER:             852,600  SHARES
                       ---------------------------------------------------------
                       10.  SHARED  DISPOSITIVE  POWER:                0  SHARES
--------------------------------------------------------------------------------
11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY REPORTING PERSON: 852,600 SHARES
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11. EXCLUDES CERTAIN SHARES [ ] BOX NOT CHECKED
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.: 852,600 SHARES IS 8.60% OF THE TOTAL OF 9,910,590 SHARES OUTSTANDING.
--------------------------------------------------------------------------------
14.TYPE  OF  REPORTING  PERSON:  THE  REPORTING  PERSON IS AN INDIVIDUAL - "IN."
--------------------------------------------------------------------------------

ITEM  1.  SECURITY  AND  ISSUER:
--------------------------------

THE  ISSUER  IS:

     AMERICAN  BINGO  AND  GAMING  CORPORATION
     1440  CHARLESTON  HIGHWAY
     WEST  COLUMBIA,  SOUTH  CAROLINA  29169

THE SECURITY IS THE COMMON STOCK OF THE ISSUER, PAR VALUE $0.001 PER SHARE, OF WHICH 9,910,590 SHARES ARE OUTSTANDING.


ITEM  2.  IDENTITY  AND  BACKGROUND:
------------------------------------

JEFFREY  L.  MINCH
816  CONGRESS  AVENUE  #12250
AUSTIN,  TEXAS  78701

MR. MINCH, A UNITED STATES CITIZEN, IS CURRENTLY THE PRESIDENT AND A DIRECTOR OF AMERICAN BINGO AND GAMING CORPORATION WHICH CONDUCTS ITS BUSINESS FROM ITS HEADQUARTERS IN WEST COLUMBIA, SOUTH CAROLINA (SEE ITEM 1. ABOVE). AMERICAN BINGO IS PRIMARILY ENGAGED IN THE MANAGEMENT OF CHARITABLE BINGO OPERATIONS.

MR. MINCH HAS NEVER BEEN CONVICTED IN A CRIMINAL PROCEEDING OF ANY TYPE NOR HAS HE BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF ANY TYPE PERTAINING TO ANY FEDERAL OR STATE SECURITIES LAWS DURING THE LAST FIVE YEARS.


ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION:
-------------------------------------------------------------------

MR. MINCH HAS UTILIZED PERSONAL FUNDS TO ACQUIRE ALL SECURITIES; AND, HAS AN AGGREGATE COST BASIS OF $1,113,099.


ITEM  4.  PURPOSE  OF  TRANSACTION:
-----------------------------------

MR. MINCH HAS ACQUIRED THESE SECURITIES FOR INVESTMENT PURPOSES AND ANTICIPATES PROFITABLY REALIZING UPON THIS INVESTMENT BY DISPOSING OF THEM IN PART OR IN TOTAL AT SOME FUTURE DATE.

MR. MINCH INTENDS TO CONTINUE PURCHASING THESE SECURITIES AND MAY AT TIMES DISPOSE OF THESE SECURITIES.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.
----------------------------------------------------

MR. MINCH OWNS 852,600 SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE, OF THE ISSUER. THE ISSUER HAS 9,910,590 SHARES OUTSTANDING OF COMMON STOCK, $0.001 PAR VALUE PER SHARE. MR. MINCH OWNS 8.60% OF THE COMMON STOCK OF THE ISSUER.

MR.  MINCH  OWNS NO OTHER SECURITIES OF THE ISSUER AND IS NOT PART OF ANY GROUP.

MR. MINCH POSSESSES SOLE POWER TO VOTE AND SOLE POWER TO DISPOSE OF ALL SHARES OWNED BY HIM.


  SECURITIES ACQUIRED WITHIN THE LAST 60 DAYS BY
                JEFFREY L MINCH
-------------------------------------------------
  DATE       AMOUNT     PRICE/SHARE   TRANSACTION
--------  ------------  ------------  -----------
 10-7-99  8,600 SHARES  $ 0.69/SHARE  OPEN MARKET
--------  ------------  ------------  -----------
10-14-99        13,800  $       0.56  OM
--------  ------------  ------------  -----------
10-15-99        25,000  $       0.63  OM
--------  ------------  ------------  -----------
10-28-99        65,000  $       0.86  OM
--------  ------------  ------------  -----------
10-29-99         2,700  $       0.72  OM
--------  ------------  ------------  -----------
 11-9-99        86,000  $       0.68  OM
--------  ------------  ------------  -----------
11-10-99       169,200  $       0.65  OM
--------  ------------  ------------  -----------
11-11-99         9,000  $       0.59  OM
--------  ------------  ------------  -----------
11-12-99        10,300  $       0.63  OM
--------  ------------  ------------  -----------
11-15-99         8,000  $       0.63  OM
--------  ------------  ------------  -----------
11-16-99         4,400  $       0.63  OM
--------  ------------  ------------  -----------
11-17-99        12,600  $       0.63  OM
--------  ------------  ------------  -----------
11-19-99        10,000  $       0.63  OM
--------  ------------  ------------  -----------
11-22-99        10,350  $       0.63  OM
--------  ------------  ------------  -----------
11-24-99        14,450  $       0.63  OM
--------  ------------  ------------  -----------
11-29-99        15,200  $       0.63  OM
--------  ------------  ------------  -----------
11-30-99        25,000  $       0.56  OM
--------  ------------  ------------  -----------
 12-1-99        35,000  $       0.56  OM
--------  ------------  ------------  -----------
 12-2-99        18,000  $       0.56  OM
--------  ------------  ------------  -----------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
--------------------------------------------------------------------------------
SECURITIES  OF  THE  ISSUER.
----------------------------

NONE.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.
------------------------------------------------

NONE.

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



                                                /S/  JEFFREY  L  MINCH

                                                  6  DECEMBER  1999